Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

FINAL TRANSCRIPT
Thomson StreetEventsK
SWK - The Stanley Works and Black & Decker Joint Investor Luncheon Event Date/Time: Nov 03, 2009 / 5:00PM GMT

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

CORPORATE PARTICIPANTS

 John Lundgren
 The Stanley Works - Chairman and CEO

 Don Allan
 The Stanley Works - VP and CFO

 Kate White
 The Stanley Works - Director of IR

 Stephen Reeves
 Black & Decker - SVP and CFO

CONFERENCE CALL PARTICIPANTS

 Ken Zener
 Macquarie - Analyst

 Mike Rehaut
 JPMorgan - Analyst

 Eric Bosshard
 Cleveland Research Company - Analyst

 Megan McGrath
 Barclays Capital - Analyst

 Jim Lucas
 Janney Montgomery Scott - Analyst

 Vince Foley
 Barclays Capital - Analyst

 Angelo Liberatore
 Credit Suisse - Analyst

 Tony Puen
 Citadel - Analyst

 Nishu Sood
 Deutsche Bank - Analyst

PRESENTATION

Kate White - The Stanley Works - Director of IR

We're going to get started. Good afternoon, everybody. Welcome to the Stanley Works and Black & Decker announcement analyst and investor luncheon. Thank you very much for making the trip to join us. I know some of you came from far away, and we really, really appreciate the time that you are spending to help -- listen to what we have to say.

For any of those of you who don't know me, my name is Kate White. I'm the Director of Investor Relations for The Stanley Works. Today, during today's event, in addition to myself, John Lundgren, Stanley's Chairman and CEO; Don Allan, Stanley's Vice President and CFO; Stephen Reeves, Black & Decker's Senior Vice President and CFO; and Mark Rothleitner, Black & Decker's VP, Investor Relations and Treasurer, will review the Stanley Works and Black & Decker transaction. This will be followed by a Q&A session, or entirely Q&A session. John is going to poll the crowd for what you guys see as the most effective use of your time.

Today's luncheon is being webcast live, for any of those who are unable to attend the event in person. A replay of the webcast will be available following the event's conclusion at stanleyblackanddecker.com, stanleyworks.com or blackanddecker.com.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

And because it is being webcast, I do -- I have to do my normal spiel. So I do need to point out that we will be making forward-looking statements during this presentation. Such statements are based on assumptions of future events that may not prove to be accurate, and as such they involve risk and uncertainty. It is therefore possible actual results may differ materially from any forward-looking statements that we might make today, and we direct you to the cautionary in our 8-K, which we filed with today's press release, and our most recent 1934 Act SEC filings.

With that, I would like to now turn the program over to John Lundgren, Stanley's Chairman and CEO.

John Lundgren - The Stanley Works - Chairman and CEO

Thanks, Kate. Let's start. I know there a lot of people listening to a webcast as well as this, and we've got as much time as we need. Could I have a show of hands how many did listen to the call this morning? And the reason I'm asking, I don't want to deprive anybody of the opportunity, but I also don't want to put anybody who had the interest to listen in this morning through the agony of listening to it twice.

There are enough hands that didn't go up and enough people on the webcast, I think what we'll do is go through the presentation very quickly, much quicker than we did this morning, and then perhaps refer back to some of the slides to answer questions. And Don and I will do most of that, and Steve and Mark will obviously join in to the extent we need it.

I wonder -- I feel better standing up if I'm doing this quickly. I don't have a real good mic. Can everybody hear me all right? Do you want me to use that? Yes, I'll just use that.

We'll spend no time on this. Suffice it to say that Stanley and Black & Decker together have been in business for about 266 years. We are very, very proud of our legacies and proud of the brands that are part of that legacy.

What are the strategic benefits to this acquisition? Well, first of all, we're combining a global leader in hand tools with a global leader in power tools; an iconic brand portfolio, as I mentioned; greater scale in both hand and power tools, storage, mechanical security, as well as engineered fastening; world-class innovation process. It's interesting; as we've gotten to know one another a little bit, we go about it a little bit differently, but I think both with quite impressive results.

Global low-cost sourcing and manufacturing platforms -- again, we go at it a little bit differently, but with equally impressive results. Stanley sourcing is highly, highly centralized. Black & Decker sourcing is much more business-centric or business-focused, both of which have their advantages and disadvantages. Our obvious objective is to get the best of both those two worlds.

And additional presence in high-growth and emerging markets -- you may have heard on the call this morning, as we both attempt to grow in Eastern Europe and in China, as well as India, Black & Decker already has a very impressive presence in Latin America, where Stanley's business is less than $100 million in Latin America.

The financial benefits are perhaps even more clear -- highly accretive to EPS. Don's going to walk you through more detail, but $1 a share projected by year three. $350 million in cost synergies annually. If you're already running your models, capitalize that at seven or eight times EBITDA, that is $2.5 billion-plus of shareholder or market value creation through the capitalization of the merger synergies.

An opportunity for margin improvement -- I mentioned that despite declining volumes, Stanley achieved record volumes -record margins in the second and third quarters of this year. Nolan talked about also the significant amount of costs that Black & Decker has taken out of its base business, but we still have the opportunity to eliminate many of the redundancies and duplications in this merger, so great opportunity for margin improvement.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

And lest I forget, for those of you who were on the call this morning, it was preplanned; Nolan has two, obviously, of his most senior executives here. He actually had a previous Board commitment, which we agreed he should honor. And Jim Loree is off to Europe to speak face to face with the Stanley employees in Europe. I'm doing the same thing with the Stanley employees tomorrow. So I don't think you'd conclude it's lack of interest that neither Nolan or Jim are here, but as we rolled this out, we thought you had enough -- an adequate representation of both managements.

Clearly, we will have increased resources to invest in security solutions, engineered fastening that is to grow on the Emhart platform and other high-growth platforms, and a strong balance sheet. Don will talk to you about that a little later, so I won't duplicate efforts.

This is all in the press release. I think there's no reason to spend any time on it. You've been told or you will understand how we will be organized going forward, at least at the top level. The Stanley Board will carry forward with nine directors. Six of the 11 Black & Decker directors, including Nolan, will join the Board. So we will have 15 directors and will maintain our corporate headquarters where Stanley is and will maintain a very significant presence in Towson, Maryland. And the power tools business will run from Towson, Maryland, where the people, the intellectual property and the product development capabilities for global business currently reside.

Other than our people, our brands are clearly the most viable assets involved in this transaction. Nolan did an elegant job, and I can't do it as well, but describing how each of the Black & Decker brands, all of those -- all of you who cover Black & Decker are quite familiar with how each of those brands fits in a respective segment or subsegment of the marketplace. But obviously, DEWALT, Delta, Porter-Cable, well known in the industrial channels, complementing Facom, Proto, Mac and Vidmar for Stanley, well known in the industrial channel. Emhart, a phenomenal business that when acquired almost doubled the size of Black & Decker some 20 years ago, and Baldwin, Kwikset, Weiser Lock and Price Pfister in hardware and home improvement.

Stanley Security, roughly equal size between electronic or convergent and mechanical, with an array of brands including Sonitrol on the electronic side, Best on the mechanical side. Stanley has grown to become the second-largest commercial monitoring company in North America. The cash flow from this merger will provide significant resources to further expand that growth platform.

So, exciting array of brands, all of which we plan to keep at this stage. And simply said, we're very proud that our Company names are also our brand names, but we have some very, very valuable niche brands in our respective portfolios.

A picture is worth a thousand words, so I won't dwell on it. If you can take anything away from this picture, Stanley's tool business is overwhelmingly hand tools. Black & Decker's tool business is overwhelmingly power tools. While we share many of the same customers, there is essentially no overlap in our product lines.

The strategic combination, these are a few of the highlights to us, the many strategic benefits involved. Collectively or together, we will have operations in 45 countries, strong presence in North America, Europe, Middle East, Latin America, as I mentioned, growing presence in emerging markets, including Asia and Eastern Europe. We think the opportunity in India collectively could be as big or bigger than in China. We're very excited about that opportunity for growth. And outstanding access to key end markets.

The array of products and services will be unsurpassed in hand tools and storage, in both cordless and corded power tools and accessories, mechanical security and hardware, electronic security, as well as engineered fastening systems.

Part of the development, new product development success in each Company is based on the focus, the crystal-clear, the laserlike, the intense focus on end users. Stanley employs a methodology in the CDIY business or a process that we call our Discovery Team. Black & Decker has a large force of end-user specialists all focused on the same thing -- get end user feedback from professionals in the marketplace, turn that into product innovation and continue to grow market share, keep the new product vitality index high, and keep the pipeline of new product introductions full. The cultures are compatible, and both Companies are committed to focused R&D to grow these businesses.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

Last but certainly not least, I've touched on it a little bit, operations and sourcing. We're going come out of the Stanley Fulfillment System, what it's done for Stanley and how we think much of that is applicable to Black & Decker. Both Companies have low-cost manufacturing and sourcing capabilities.

Where we are serving the same customers in the same geographies with different products, there is an opportunity. There is distribution overlap and an opportunity for warehouse consolidation and things of that nature, which is the synergy -- benefits the customers, benefits the end users, benefits our shareholders. And we are committed to best-in-class working capital efficiency. That's one of the drivers or the tenets of the Stanley Fulfillment System.

Jim did this piece this morning. As I mentioned, he's on a plane to Belgium. So I just wanted to carry on with the -- and make primarily the point, this has been consistent with the strategic objectives that Stanley introduced about five years ago in 2004, when we began a rapid acceleration of our portfolio transition towards higher-growth businesses and a more diversified portfolio.

The four things you see on the left in boxes, for some of you -- I look around, I see Mike Rehaut, Jim Lucas, Eric Bosshard, who have been covering Stanley since before I was there. If you go back to our 2004 investor presentation, you'll find those four things as what was going to drive our business strategically.

We've not deviated from that strategy. We're going to maintain the portfolio momentum, the transition momentum, continue to be a consolidator in the tool industry. Some of you may recall 2006, Stanley bought Facom. There was some surprises. We said, it's industrial tools; it's Europe. Go look at our strategy. It's been a homerun; this is going to be a homerun as well. And increase the relative weighting of emerging markets -- obviously, if we can compete in businesses or with product lines that we know are competitive but in higher-growth geographies, it will clearly improve our organic growth prospects.

Be selective and operate in markets where the brand or subbrand of the portfolio you saw is meaningful. That means we're not going to be a contract manufacturer. We're going to manufacture, market and merchandise our own brands, but where the value proposition is definable and sustainable through innovation, which you've heard a lot about, and where we can achieve our global cost leadership.

Our identified growth platforms prior to this opportunity at Stanley have always been identified as mechanical, electronic, security and industrial tools. We've talked about emerging platforms in healthcare and in infrastructure. Black & Decker has consistently talked about the opportunity to build, particularly on its highly engineered fastening system platform. It's a great platform for growth.

And to the extent we need to, we will continue to develop new growth platforms over time. As I say for Stanley, that was infrastructure solutions and healthcare. And we will certainly have the cash flow to continue to evaluate those while we accelerate the process of the Stanley Fulfillment System.

The benefits of the combination I think are self-explanatory -- scale, geographical presence, brand equity, two companies that have, as I say, been in the business 266 years together, and some new platforms from the Stanley perspective, obviously some new platforms from the Black & Decker perspective.

What are they? I've touched on them. As I say, in the interest (technical difficulty) through this fairly quickly, this is nothing new. For Stanley, convergent security, mechanical security, industrial and automotive tools, new growth platforms to Stanley, obviously not to Black & Decker, engineered fascinating, and we talked about healthcare. We talked about infrastructure.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

So our capital allocation, which Don is going to talk about, will remain, roughly, after we've ensured that we maintain a high investment-grade credit rating, pay the dividend and we reiterate we intend to continue with Stanley's historic dividend policy, recognizing it as an important piece of total shareholder return. We think roughly two-thirds of our cash flow can go to acquisitions in these spaces.

Don, I'm going to turn it over to you. You can stay there or come here as you choose. Don is going to talk a little bit more on capital allocation strategy, take it from there, and then we will open it up for questions and answers.

Don Allan - The Stanley Works - VP and CFO

Thank you, John. As John mentioned, I'm going to talk about capital allocation initially. He mentioned that two-thirds of our capital is allocated to acquisitions. That has been our historical philosophy and approach. That's going to continue going forward. And one-third will go back to the shareholders, either as a share repurchase or dividends.

And one thing I will point out that we haven't mentioned is we are very much committed to continued dividend growth. So we've had that as part of our strategy for a long time, and we expect that to continue as we go forward.

I'll spend a little bit of time on this chart because we've done our best to try to segregate the new pro forma Company, the combined Company, and put it into our existing segments today. So, today, Stanley Works is roughly 42% security, 34% CDIY and 24% industrial. If you look at the Black & Decker segments that they report externally, power tools and accessories are a large part at 73%, and then hardware and home improvement is 16% and fastening and assembly systems 11%.

So what we've created over here is a pro forma look for 2009. If you take the different segments of Black & Decker and try to insert them into our existing segments, CDIY becomes approximately 49% and industrial becomes 23% and security is 28%. So what we're doing is we're taking the hardware and home improvement segment; that's going into security, which goes into our mechanical access portion of our security segment. And then we're in essence splitting the power tools and accessories and fastening and assembly systems between industrial and CDIY. So DEWALT sold both to the industrial and CDIY channels, so part of that is split between the two to represent that as best as we can at this point.

Another thing to point out is when you look at our strategy around our largest customer and US home centers and mass merchants, as many of you know, we've had a strategy over the last five years to make that a smaller piece of our total portfolio as we diversify ourselves. With the acquisition and merger of the combined Companies, we take a little bit of a step back in that strategy, but we don't go back to the level that we were in 2002, where we were at 22% and 40%, respectively. We think it'll be roughly 12% and 24%, which would be a slight increase of where we believe it is today, which is roughly 6% and 13%.

SFS, we just spent a lot of time talking about this on the call. But as many of you know, we've invested a lot of time and effort in the Stanley Fulfillment System in the last three to four years in our Company. And we've seen the results in our working capital efficiency. We've been able to take our working capital turns from roughly 4 working capital turns to over 6 last year, and we think we will be close to 6.5, 6.7 this year as we close the year out. So we're clearly seeing the benefits of the processes and the systems that we've put in place, and the cultural change that had to take place in our Company, to be focused on this.

We believe as we merge these Companies together, there is a significant opportunity to take the learning that we have gone through the last three years in Stanley and apply them to many of the Black & Decker businesses. And as a result, we think we can maybe do a very similar thing that we just did with Stanley over the last three years, which is taking working capital turns from roughly 4 to over 6 in that time horizon. And that is really what this chart depicts, and we believe passionately that this is an integral part of our strategy going forward, not only related to this combination, but just the culture of our Company.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

So this morning, I spent some time talking about our integration process. And it's a very important aspect of this transaction. It's something that many of you have a lot of questions about. How are we going to integrate this? How are you going to make it successful?

So we feel like both companies have had a lot of experience with acquisition integration. We've done over 50 transactions ourselves for the last five years and have successfully integrated them. This chart really depicts the results of that financially, which indicates that we tend to get on average a 6% improvement in our margins as a result of the integration process we go through. And then Black & Decker has had some experience as well, in particular with Porter-Cable and Delta, where they did that back in 2004 and had a lot of success in that transaction also.

So we've created an experienced set of integration managers in our Company that we think can really help us drive through these best practices that we've listed here in the top left-hand corner of this chart, because that has really become our disciplined process of integrating companies. It's what we go through every time we do an integration, no matter what the size is. And it can be applied to companies the size of a Black & Decker, or it can be applied to a company the size that's only $10 million in revenue. It works no matter what the size of the company. It's just that what changes is the level of resources, effort and the timeframe that it takes to actually apply it over.

So with that, if we look at the cost synergies in particular, as we mentioned, we believe there's $350 million of cost synergies in merging these two companies together. And it's really broken into four different buckets.

The first is business unit and regional integrations. And what that is is that is really the overlap that exists between our CDIY business and the power tools business, as well as the hardware and home improvement business of Black & Decker and the mechanical access and security on our side. We go to market to the same customers. We sell through the same channels.

But what is interesting is we have very different products. So the products don't overlap. But how we go to market and the distribution network and the sales organizations overlap quite significantly. And as a result, we think we can get $135 million of cost synergies from really reducing that overlap and making it more efficient now that we are one organization. Corporate overhead, of course, very obvious -- we both have corporate headquarters. Public company costs, there's duplication there, so about $95 million of savings associated with that.

The next area is purchasing. Combined, we spend about $2.6 billion in direct into material spend, as well as freight on an annual basis. So we think we can get roughly 3% savings on a combined basis just from larger scale and being able to actually negotiate better prices with our vendors.

And then last but not least, manufacturing and distribution, the distribution network in North America and Europe in particular -- very similar structure, have the same customers and channels that they work through. So we think there's some overlap there that we can get some cost savings in as well. The one-time costs associated with this, $400 million over three years. About 90% of it is associated with headcount, and about 95% of it is cash.

We don't want to forget about revenue synergies. And I talked about this on the call a little bit this morning. We haven't factored this in our financial projections, but it is a very important part of what we're going to try to do over the next two to three years to make sure we maximize the revenue synergies as well on this transaction.

And in particular, we've listed several things on the left side of the chart, such as cross-selling products into mature markets, taking our branded products and their branded product and trying to sell within our respective organizations, expand geographically, look at our presence in emerging markets. Our scale will now be bigger on a combined basis. So how do we take advantage of that going forward? And then also looking at our innovation processes. We both have best practices on new product innovation. How can we learn from each other and maximize that opportunity to help drive top line?

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

Some examples were given that I mentioned. We have a very large global industrial and automotive repair channel that our Proto, Mac Tools and Facom brands are sold through. We think we can take DEWALT power tools and sell a lot of that through those channels and really maximize the value that we'll get top line.

Latin America, Black & Decker has a very strong presence, about $400 million in revenue in Latin America. We're very small right now. So selling our Stanley-branded or Facom-branded or whatever the right brand is through those channels could really maximize some value as well. And then last but not least, Black & Decker is very strong in the STAFDA channels, and we could really leverage some of the Stanley-branded tools as well. So no projections, but a big opportunity for us going forward.

Now, the numbers. If you look at the three years, we've laid it out year one, year two, year three, because we're not sure of the exact timing of the closing of the transaction. But annual costs are expected to split by $125 million in year one, $250 million in synergies and $350 million in year three.

How that equates to accretion is the next three categories here. We've broken it out in GAAP basis, EPS accretion, then adjusted, which takes out all the one-time costs that are in the box to the right of the chart. And then we also look at cash EPS accretion, which takes out the effects of the additional intangible amortization of about $80 million to $90 million a year.

And you can see in year one, on a cash basis, EPS accretion is very modestly accretive, which makes sense to us. Slightly dilutive on an adjusted EPS basis when you take out the one-time charges. But year two, you can really see the benefit of the synergies kicking in, especially on the adjusted basis in particular, where it's $0.50 to $0.60 accretive, and then on a cash basis it gets very close to $1. And then in year three, get $1 on a GAAP basis, adjusted a little bit higher, and then the cash basis is almost close to $1.50. And as a result, we believe this highly accretive transaction will actually result in us being very close to $5 EPS as a company in year three.

Talk a little bit about the balance sheet. We feel very good about the position of the balance sheet as a combined company. As you can see, the EBITDA on a combined basis would be about $1 billion as of 2009, if you look at the two companies together, free cash flow very close to $700 million. And our debt to cap would be about 30% when you adjust it for some of our equity hybrids that we have on the Stanley side.

Looking out at year three, as you look at cash flow projections and EBITDA being at $1.5 billion and $1 billion, respectively, the debt to EBITDA ratio gets to 1.4 and our debt to cap adjusted is about 25%. So we feel the combined Company credit ratings will be strong investment grade, which probably is somewhere between BBB+ and single-A in that particular area. So we're comfortable that is probably where we're going to land. The agencies are still going through their process of review.

Looking at liquidity, liquidity, we looked at it two different ways. We looked at what we thought our near-term liquidity would be postclosing by looking at the cash position on the balance sheet, what our equity or our commit lines were, and then what potential expansion to our credit facilities we would do as well. We also have a hybrid that will be resulting in some cash coming in, and we issue shares in May of 2010, which is 320 million. And that results in near-term liquidity of about $2.6 billion to $2.9 billion, which makes us feel that we have ample liquidity to deal with any of the obligations that come about in the combined Company, as well as some of those one-time costs that I showed you earlier.

But looking at the debt maturities, to the right of the slide, you can see it is actually well spaced out, roughly $400 million to $500 million per year over the next three years. So there is no large maturities coming due on a combined company basis. And with the expanded liquidity and the credit facilities, we feel very comfortable about the position we have.

So our financial objectives have been these particular objectives since 2004, and they're not really changed. We accomplished a lot of these objectives as a company from 2003 to 2008. And then the economy changed, the world changed, and everything adjusted down. We actually think now that the world is stabilizing and is beginning to potentially grow in the next three to six months that we can achieve these types of objectives over the next five to 10 years and really start that process all over again.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

Do you want to summarize, John, or do you want me to do it?

John Lundgren - The Stanley Works - Chairman and CEO

You're on a roll

Don Allan - The Stanley Works - VP and CFO

So, in summary, we think this is a unique opportunity to combine two companies with comprehensive array of iconic brands, complementary global product offerings -- they really do complement each other very well with very little overlap. Both companies have significant core strengths that we think we can transfer to each other and really maximize the shareholder value. Shared commitment to operational excellence -- I talked about that a little bit. And then clearly there's substantial synergy opportunities as well. We really feel like we are combining two outstanding companies with this transaction.

Thank you very much.

Kate White - The Stanley Works - Director of IR

So at this point, we're going to open it up for Q&A. We do ask that when you do have a question, you just introduce yourself, give us your name and the firm that you're representing today. And there will be people walking around with microphones. We can start with Ken.

QUESTIONS AND ANSWERS

Ken Zener - Macquarie - Analyst

Just two questions. Regarding -

John Lundgren - The Stanley Works - Chairman and CEO

Ken, you're a celebrity for sure, but for the benefit of the people on the telephone (multiple speakers)

Ken Zener - Macquarie - Analyst

Ken Zener from Macquarie. You're obviously going to be having a much lower cost structure specifically in the CDIY segment. I wonder if you can talk about how conceptually you're going to be balancing market share, where you've kind of lost potentially or Black & Decker has potentially lost some share at the lower end, versus margins. And if you could be specific as to how the lower cost structure might be useful in regaining share perhaps that Black & Decker lost at the lower end of the power tool. I know it's a different segment for you, but it seems me that's kind of the crux of the issue, how the lower cost structure can compete with some of the other manufacturers out there.

John Lundgren - The Stanley Works - Chairman and CEO

Well, let me talk about it a little bit, and I may ask for some help from Mark and Steve. In all due respect or humility, we're new to the power tool business, and it's one of the reasons we're delighted to have such a capable management team. And it probably won't shock people to know that we've looked many, many, many times on how to get into the power tool business -- we, Stanley -- and with our various project codenames and a lot of activity and a lot of effort. And we concluded and thankfully Nolan agreed, the best way for Stanley to get into the power tool business was a merger with Black & Decker as opposed to do it on its own.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

So some of the market-specific, Ken, product -- power tool strategy activities, I'm actually going to ask for some help from Mark and Steve. What I will say is Stanley has done a good job growing share in its segments. And simply said, we've leveraged the Stanley Fulfillment System lower and lower cost to increase margins as opposed to simply driving share through price.

Why? My knowledge of Black & Decker at this stage -- I know it's true for both companies -- when you are the leading brand, but you're in a declining category, there is less price sensitivity than you think. Or said differently, massive price concessions will give you no more volume and not a whole lot more share.

So certainly, on the hand tool side, and it's a strategy that I think will work successfully as we put these two companies together, if you'll recall my strategy, compete in businesses where the brand matters, where we can get paid for our value proposition -right through this recession, while our volumes have been down, we've leveraged our lower cost base to increase margins and slightly gain share. We haven't gained share through a lot of price concessions. That will be the strategy going forward because we think it's in our best interest.

But let me ask for some help from Steve or Mark on the power tool, particularly the mid-price segment down.

Stephen Reeves - Black & Decker - SVP and CFO

Sure. I think we've talked in the past that power tool business is largely a product business. That's how you win in our category. And I think my understanding is that Stanley works for you, that that product R&D and product matters. And I think that, coupled with what John is saying, is really how you take share in the business.

Ken Zener - Macquarie - Analyst

Okay. And just to follow up, it sounded like Jim this morning said when you talk about year three in terms of the revenue growth, I heard him say no volume. Is that correct? It just seemed so -- rather conservative, given the increased operating leverage of the Companies.

John Lundgren - The Stanley Works - Chairman and CEO

Come on, how well do you know him? A couple folks in this room have suggested we underpromise and overdeliver, and we'll keep our jobs, and we enjoy that. But on a more serious note, we have a discipline at Stanley to actively pursue but never include topline synergies or revenue growth in an acquisition model. The road is paved with industries who've done that to their demise, telecom and things of that nature.

And as some of you know, I've been at Stanley almost six years now. When I joined Stanley, I read a lot about the revenue and cross-selling synergy opportunities of various security acquisitions, which I can tell you folks worked really hard on for a long time. And what we've learned is it takes longer to realize those than it might appear for folks sitting in this room.

So realizing them by year three would be fairly quick, would be fairly aggressive. Doesn't mean we won't, but I think if we put a lot of those in our acquisition model and say we need those in terms of synergies, if you will, to justify the economics between the Stanley side for the premium we paid, from the Black & Decker side, so their shareholders felt this was the better, much better opportunity combined than it was on a stand-alone basis, it simply wasn't appropriate to include those revenue synergies, because I think year three, Ken, would be as soon as we would hope to get.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

If we get them sooner, it's going to be great, and that's what Jim suggested. If the market helps us, we're going to get some topline growth unrelated to the combining of the companies. But if we just plan our model, plan our capital allocation, plan our cost structure with a little extra capacity on GDP-plus growth, anything we get in revenue is quite frankly going to be incremental, upside to earnings, upside to the shareholders, and it's always the way we've modeled these. And I think we've got at least six years of history at Stanley suggesting that is a wise thing to do.

Ken Zener - Macquarie - Analyst

Thank you.

Mike Rehaut - JPMorgan - Analyst

Mike Rehaut, JPMorgan. First, a broader question, then a couple of just detail or number-oriented questions. On a broader scale, John, I think as you've described Stanley's acquisition focus and growth focus more, and you're reiterated it here on the slides, mechanical security, convergent security, industrial tools. Here you have an acquisition on the domestic, largely, huge presence, domestic power tools, as well as an international footprint.

Do you rethink the opportunity, given that here you have another let in power tools on a broader global scale? Because it seems like, as you've kind of laid out the growth platforms and even the additional growth platforms, power tools itself isn't on that list. And I just wanted to know if that, going forward, given the broad global footprint, that there is growth opportunities on that bigger scale as well?

John Lundgren - The Stanley Works - Chairman and CEO

I'm sure there are. Again, I may ask for a little help from Steve or Mark. But my view is, recall, this has been -- conversations have been going on for six months. We've yet to be able -- we've yet to have the opportunity or the permission, if you will, to develop joint strategies.

It's as simple as Stanley had identified, as you suggest, convergent mechanical security and industrial hand tools. Black & Decker had identified highly engineered fastening. That is probably enough growth platforms in the short term, given the capabilities of the management team and the cash flow.

That's not to say power tools isn't an opportunity. From my perspective, there is a reason Nolan and Steve and a lot of very, very capable people haven't identified it as a bigger growth opportunity. Cross-selling opportunities, obviously, there, as Jim talked about earlier this morning.

So I won't say no. Simple point, Mike, it's not there now because it hadn't been identified at Black & Decker as a specific growth platform other than organically and through geographic expansion, which clearly will carry on.

And as I say for Stanley, it was always a project that we knew would be controversial, and if we were going to make a major inroad in that business, it was going to require tremendous upfront spending, tremendous development or partnership with a third-party supplier. And quite frankly, that is a huge investment. And from the Stanley side, that is why this combination was so attractive, being able to acquire it or merge it with our business when it has been developed with a phenomenal global brand for many, many years.

Lastly, you talked about a large domestic presence. That's true. But these Companies are quite similar. Nearly 50% of each Company's revenues are outside the US. So while we are American companies, we'd like to think of our brands as extraordinarily well recognized and ubiquitous in certainly the US and elsewhere. Almost 50% of the revenue of the combined Company is outside the US. So we've got tremendous opportunity for further growth.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

Mike Rehaut - JPMorgan - Analyst

And just in terms of a technical question, and maybe Don better suited here -- the D&A component of the combined Company and what the -- you had kind of broken out the intangible amortization of $80 million to $90 million a year. How long does that go for?

Don Allan - The Stanley Works - VP and CFO

The additional amortization in particular you're asking about? It's going to go for probably 10 years.

Mike Rehaut - JPMorgan - Analyst

The D&A?

Don Allan - The Stanley Works - VP and CFO

The D&A for the combined Company is $350 million-ish, in that ballpark, $350 million.

John Lundgren - The Stanley Works - Chairman and CEO

What do you use for D&A, do you remember? Depreciation and amortization? (multiple speakers)

Don Allan - The Stanley Works - VP and CFO

A little less than that, Mike, $300 million.

Kate White - The Stanley Works - Director of IR

Eric?

Eric Bosshard - Cleveland Research Company - Analyst

I think about 40% of the saves you've talked about is this kind of business unit regional consolidation. Understanding the businesses are as different as they are, can you just talk about what that actually looks like?

John Lundgren - The Stanley Works - Chairman and CEO

Let me take an obvious one, and then Don -- I have to say, Don and Steve and a couple of Steve's key lieutenants have been -- not the authors, I guess -- Nolan and I started at 36,000 feet with Jim Loree and came up with we thought some reasonable estimates, and then they were refined.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

But a real simple example, we are providing different products to the same customers in the same regions. For argument's sake, let's say we both have two 100,000-square-foot distribution centers in North Carolina or in France. You only need one. It's as simple as that. And that's a huge savings.

So the fact that, as Nolan mentioned on the call, there's still redundancies. Even though we'd thinned down and Black & Decker had thinned down I think to fairly impressive levels to right-size our business, Stanley can't function without an appropriate number of distribution centers to serve its customers, nor could Black & Decker. But when you are serving the same customers with different products, you can do it, obviously, as you understand, from the same place.

That is a pretty straightforward example of the kind of things we're talking about. From a factory perspective, there's not so much. We're making different products. But it would be overwhelmingly the redundancies where same customers, same geographies, you don't need to duplicate effort, both in terms of physical assets and in terms of organizations.

Eric Bosshard - Cleveland Research Company - Analyst

And then secondly, the Latin American example of the $400 million versus the less than $100 million, and you mentioned India, how big do you think those businesses can become? Is that a real sort of leverageable pipe that you can now push through?

John Lundgren - The Stanley Works - Chairman and CEO

Well, I think the sky is the limit for markets like China and like India. I think the interesting thing is everyone talks about China. No one talks about India. And both companies really are just getting started. So I'd hate to think how big it can be, but I sure like our prospects with both power tools and hand tools attacking or developing or penetrating a market as geographically large in population and as large as the anticipated infrastructure build happens to be in India with both hand tools and power tools.

At day closing minus X months, or announcement plus one day, couldn't possibly begin to give you a number on how big those are. I think the point we wanted to make, Eric, in terms of synergies, and maybe there are topline synergies, we at Stanley I would say very proudly, for lack of a better word, or with great satisfaction, said we need to apply our Latin American model let's say to India, where we had products that -- as opposed to just make a product, try to sell it. We had products made in low-cost countries customized for certain markets, sold regardless of where it was from.

We happen to run our Latin American business from Miami. We thought it was a pretty good model because we grew it to $50 million, $60 million, $70 million, with reasonable margins and were pretty proud of ourselves. We had no idea of the breadth and profitability of the Black & Decker business in Latin America -- we knew it was bigger than ours -- until we got into this.

Obviously, they're doing a lot of things right that Stanley wasn't doing, specifically very capable in-country managers that have been well trained, whether it's in Towson, elsewhere in the Black & Decker system inserted in the country. And all of a sudden, you've got two companies of equal size. It's the same geography. One is with similar customers and one is four times as big as the other. You say, there is a good opportunity for leverage. So that's the kind of thing we're thinking about.

Megan McGrath - Barclays Capital - Analyst

Megan McGrath from Barclays Capital. As a follow-up to the tools business, from a strategic perspective, how do you see the power tools and the hand tools business operating in the foreseeable future? In other words, in terms of capital allocation, R&D decisions, do you them operating as independent entities for the foreseeable future or merging those two together?

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

John Lundgren - The Stanley Works - Chairman and CEO

My definition, and this is something that we talked about pro forma. If we took the Black & Decker businesses and put them in the Stanley segments, both companies have very successful operating models and strategies. Black & Decker happens to be, if you will, segmented or organized by product. Stanley happens to be segmented by market or end users.

I happen to be the CEO of Stanley. My brain works market-back as opposed to product-forward. They will go nicely together. We will think of markets and propositions that have a high degree of return. And at this stage, there is no, if you will, favoring or discrimination, power tool versus hand tools. They're both great businesses, and they're both great product lines that serve the same customers, the same end markets and fulfill different needs.

They'll be treated equally until -- unless or until one proves to be not as an economically viable proposition. Then it will be discriminated against in terms of future capital. But right now, they're core businesses. Together, they're going to represent two-thirds of the Company's sales. And we're not here to see either one of them shrink. We're here to see both of them grow.

Megan McGrath - Barclays Capital - Analyst

And just a quick follow-up, you gave the pie charts in terms of pro forma on day one what your segments may look like versus Stanley Works stand-alone. Looking further into the future strategically, would you like to get back to where you are now in terms of that allocation of revenue?

John Lundgren - The Stanley Works - Chairman and CEO

Yes, I think -- would we like to? Sure. As acquisition opportunities come forward, we don't necessarily choose exactly what comes forward, when. One large security -- let me say it differently. After debt service and dividends, two years of cash flow and one large security acquisition, we would be a third/a third/a third again. It's that simple. The arithmetic is that easy.

We're not way out of whack, if you will. Stanley had somewhat consciously and somewhat just the way the business has evolved, got to about a third/a third/a third. Many people in this room had said five years out, we would like -- Stanley would like to be 50% security, 50% tools, and that was five years ago.

We had the opportunity to buy Facom. It was a phenomenal business. And in hindsight, you know, at the time of the deal, we paid 6.8 times EBITDA for a pretty good business. Two years later, it was 4 times EBITDA after synergies. That's a winner. Yet it was industrial tools. It was a growth platform. But when you add $500 million to a $3.5 billion base in tools, well, obviously the math changes. It's as simple as that.

We feel good with a third/a third/a third because we absolutely will be a better, more viable competitor in the CDIY business. I think collectively, we're already a viable competitor in the industrial business between DEWALT and Stanley's various portfolio of brands. And security will be in excess of a $2 billion business day one, and we'd love to grow it.

So a third/a third/a third is quite reasonable. It's not a strategic goal. We're not going to simply acquire to have our portfolio be X percent revenue in a certain business. We'll take them as they come, but we will acquire and allocate our capital, particularly our acquisition capital, to the products and markets that we've described as identified growth platforms.

Jim Lucas - Janney Montgomery Scott - Analyst

Jim Lucas, Janney Montgomery Scott. John, one of the other differences between hand tools and power tools is that conceptually you think of hand tools more manufacturing and power tools more assembly. Black & Decker has done a good job through the years of leveraging a low-cost supply base assembly in China. But one of the, I guess, challenges with that is that the supply -- that you spend three months on the water. And as you look at opportunities for the Stanley Fulfillment System, how do you apply that in terms of -- that seems to be one of the bigger bottlenecks in terms of improving the working capital turns longer term.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

John Lundgren - The Stanley Works - Chairman and CEO

That's a very fair question. And quite frankly, eliminating or dramatically reducing having finished product spend three months on the water to get to a customer is a great way to do that.

The best and most simple example is if I look at applying the same concept to what we call our Stanley Access Technologies business, it had one or potentially two plants around the world, one in Shenzhen, China, one in Farmington, Connecticut. We employ what I think most of you, particularly the operations-focused folks, understand, a fat model, final assembly and testing, where components come from all over the world. They come just in time. We have backup sources locally if needed.

And you're protecting your intellectual property because components are coming from different people and different places in low-cost countries. They are either on consignment, which has helped a lot. If somebody wants to be a strategic supplier to Stanley, they can own the inventory until we use it. That eliminates the three months on the water in terms of our cost and our ability to respond.

And then it is as simple as that. We assemble it and test it in one place very near the market, avoid finished product distribution costs. That takes weeks out of your supply chain, as you've suggested. It protects intellectual property and puts the finished product much closer to the marketplace where it is ultimately used. That's just one example. No reason that concept can't be applied to any of the businesses that we are into together.

Vince Foley - Barclays Capital - Analyst

Vince Foley, Barclays Capital. In terms of your postmerger capital structure, will the debt at Black & Decker be guaranteed or assumed, will be parity with the current Stanley Works debt. And then going forward in terms of future debt instruments, will it come out of the newco, or do you still reserve the right to issue out of Black & Decker?

Don Allan - The Stanley Works - VP and CFO

The debt will roll over to the new Company upon acquisition, and then any new debt that is created will be newco.

Vince Foley - Barclays Capital - Analyst

So in terms of that, so the boxes of Stanley Works and Black & Decker will be merged, and the Black & Decker will no longer be an obligor?

Don Allan - The Stanley Works - VP and CFO

That's a good question. I think we'd have to look at each arrangement individually to see if that would be the case. But I think the way the transaction works is Black & Decker becomes part of Stanley Works, and then Stanley Works has the ultimate obligation on it.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

Angelo Liberatore - Credit Suisse - Analyst

Angelo Liberatore, Credit Suisse buy-side. John, I appreciate your comments on the virtually no overlap you have from a product perspective, but there's been some merger precedents where the US regulators, European regulator has taken a very niche-y and narrow approach to the review. So my question for you is, would you be willing to make any divestitures if required in order to get the deal done?

John Lundgren - The Stanley Works - Chairman and CEO

Yes, the more commitments I make here, the harder that might make our life down the road. First of all, I'll reiterate -- there is minimal overlap. It is so minimal that it is inconceivable that anything material would be required to be divested. If that were the case, we would do it, because we are just short of irrevocably committed to getting this deal closed.

And we wouldn't have gone into this, and obviously if you think about it from the Black & Decker side, the disruption to the organization if this deal doesn't close, let alone Stanley, we would've both done our -- we will both in the next three to six months do our businesses a heck of a lot of damage if this deal doesn't close. So we are going to do what it takes to get it closed. And we think there's nothing or something minor or immaterial to the transaction if in fact a divestiture were to be required.

Angelo Liberatore - Credit Suisse - Analyst

Just a quick housekeeping follow-up. Has the requisite approval application been made for US and European regulatory process?

John Lundgren - The Stanley Works - Chairman and CEO

You file -- after you announce the merger, you file. So the meter starts today.

Angelo Liberatore - Credit Suisse - Analyst

Are you going to try to make those in a couple business days, or how long -- weeks (multiple speakers)?

John Lundgren - The Stanley Works - Chairman and CEO

We will file instantaneously. The point is, the review process allows the regulators to take pretty much as much time as they want. They can notify you on day 30 or day 90, depending on what the case may be, that they want a second request for information. So let me say it differently -- the approval process won't be because we don't file rapidly. That will be in a matter of days, as soon as Steve's team and Don's and a lot of other people can get what is needed put together to do that.

Tony Puen - Citadel - Analyst

[Tony Puen], Citadel. I just have a question on your 2009 EBITDA forecast. So I see it correctly, on your slides you show $600 million in EBITDA. And if I look at the year-to-date EBITDA number of $503 million and look at let's say Q4 of $45 million, would that imply that the Q4 EBIT would be somewhere in the range of $50 million-ish? I think the Street is at $116 million. So what am I missing, or is there a gap --

Don Allan - The Stanley Works - VP and CFO

You're looking on a combined basis, is what you're looking?

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

Tony Puen - Citadel - Analyst

No, I was looking at the stand-alone.

Don Allan - The Stanley Works - VP and CFO

The stand-alone for Stanley Works, the EBITDA of $600 million and free cash flow of $300 million?

Tony Puen - Citadel - Analyst

Looking at the EBITDA of $600 million and --

Don Allan - The Stanley Works - VP and CFO

Which is Stanley Works stand-alone, and then the combined basis is about $1 billion for EBITDA.

Tony Puen - Citadel - Analyst

Right, but the first three quarters, what's the EBITDA number so far?

John Lundgren - The Stanley Works - Chairman and CEO

For Stanley?

Don Allan - The Stanley Works - VP and CFO

I don't have that in front of me, but --

John Lundgren - The Stanley Works - Chairman and CEO

$600 million minus the first three quarters is the fourth quarter. This is consistent with the guidance we gave a week ago or two weeks ago on our earnings call.

While the microphone is being passed, we've hesitated, even internally, to name names within our respective organizations as to who are going to lead some of these integration teams, particularly with any antitrust activities, because at Nolan's request and Steve's, we haven't reached deeply into the Black & Decker organization yet to decide who the appropriate counterparts are.

What I will say is Stanley has identified and put before Steve, Nolan and others a very, very senior team, particularly one of our most senior and experienced executives, to lead that effort from our side. And obviously, Steve and Nolan and the team have a business to run. At the same time, without antitrust approval, this deal isn't going to go forward. So Steve is now identifying the right people in his team to staff that.

But what I can say is we have spoken with the individual with Stanley, direct port of Jim Loree, very high-level, very capable person who's going to lead that from the Stanley side. We'll find the right person on Steve's team to get that done. And Steve and Don have agreed, there are a lot of things to do. We want to get on with the integration, but we can't do that until we get the filing made and clearance. So we've agreed that's the number one priority for both teams. And I should have said that when you asked the very appropriate question.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

Nishu Sood - Deutsche Bank - Analyst

Nishu Sood from Deutsche Bank. I wanted to ask a question about future growth opportunities maybe with some of the old-line business. As you've clearly identified your growth platforms -- security, healthcare and now engineered fastenings as well -but in the past five years, there have been some pretty good growth opportunities in some of the old-line businesses. And I'm thinking of the successful acquisitions of Baldwin and Weiser and Porter-Cable and Delta as well, which obviously -- where you could consider them transformative for Black & Decker. So what happens in the future in a combined Stanley Works-Black & Decker when opportunities like that come along?

John Lundgren - The Stanley Works - Chairman and CEO

Well, we'll continue to look at them consistent with those strategies. Of the ones you mentioned, interestingly, it's water under the bridge now. Stanley looked very hard at Delta and Porter-Cable. Interestingly, just like the synergies for the Stanley Black & Decker combination looked terrific, Steve was in the middle of it, I know, as was Nolan. We couldn't touch -- Stanley couldn't touch what Black & Decker was willing to pay for Porter-Cable/Delta because of the synergies that Black & Decker had in that deal, which is why they paid a relatively high price. And in hindsight, because of the synergies, it was a very low multiple of EBITDA. It is called the right buyer, the right seller. And if I remember right, on announcement, Black & Decker's stock went up about $8, which wasn't a bad day.

And you referred to Kwikset and Baldwin. Those are right in our wheelhouse. That is mechanical security. From our perspective, were opportunities like that to come along, the mechanical security team, and it appears if we had to speculate at this stage, the hardware and home improvement business within Black & Decker will become part of the Stanley mechanical security business. Someone asked about bolt-ons earlier this morning. Those are relatively low growth domestically, but high growth elsewhere and good margin businesses. Those would be things that fit right within the strategy that was defined. So those would be the kinds of things we would continue to look at. Steve, hang on; Steve wants to add something.

Stephen Reeves - Black & Decker - SVP and CFO

For those who don't follow Black & Decker, our view is that we're a reasonably full-line supplier of power tools. So the acquisition opportunities -- the organic opportunities are probably greater than the acquisition opportunities in the core power tools space. We offer a full line, and that is typically why we would focus more on geographic opportunities maybe than core product opportunities.

Nishu Sood - Deutsche Bank - Analyst

Got it. And on the engineered fastening side, that's been somewhat of a growth platform for Black & Decker as well over the years. But the growth has been incremental, some bolt-ons here or there. Is Stanley going to take a more expansive view, perhaps, of the growth opportunity there? So maybe if you can provide some color maybe of (multiple speakers) geographically or --

John Lundgren - The Stanley Works - Chairman and CEO

I'll say this, and I think if Nolan were here, I'm sure he'd be comfortable saying something that we have discussed. The opportunities are outside the US and they are via acquisition. Nolan has made it very clear that that has been a growth platform for Black & Decker.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

And suffice it to say, the pipeline is full in that area of very appropriate opportunities. And, Steve, I don't know if you'd want to shed more light on it, the point being we're in violent agreement that it's a strategic area of growth. Stanley not being in the business isn't as familiar with the potential targets. And obviously, we're not going to talk about those at this meeting. But there are some great opportunities that Steve and his team are looking at. And assuming we service, as I say, keep debt in order where we said it's going to be and generate the cash flow, it's an area where we won't have to step it up, because it's already in process -- we at Stanley.

Stephen Reeves - Black & Decker - SVP and CFO

Yes, as I've talked to in the past, there's a good pipeline. We continue to look at opportunities there. And pricing has come in a little bit from where it had been, which makes them more economically viable than where maybe we had been 12, 24 months ago.

Kate White - The Stanley Works - Director of IR

We have time for about one more question. Michael?

John Lundgren - The Stanley Works - Chairman and CEO

Does anybody have a first question? If not, Mike, by all means, ask --seriously, ask another one. No problem.

Mike Rehaut - JPMorgan - Analyst

Just a point of clarification, really, on the pro forma forecast '09 free cash flow, roughly $650 million that you put up on the slide. Just looking back at the most recent guidance, John, you guys have said -- hopefully I'm not mixing Black & Decker and Stanley, but Stanley $300 million-plus, Black and Decker $400 million-plus for the full year.

John Lundgren - The Stanley Works - Chairman and CEO

That's why I said $700 million and my Chief Financial Officer said $650 million and Steve Riggs said, attaboy, Don. Don't overcommit. Your numbers are all correct.

Mike Rehaut - JPMorgan - Analyst

Just a little more cushion being built in.

John Lundgren - The Stanley Works - Chairman and CEO

Just -- we think it's a conservative forecast. Cash flow for both Companies in the fourth quarter, it's always our highest cash flow number. We had the same conversation with our Board at our last Board review. We are normally between 57% and 60%, Don, is that fair? We, Stanley, of our annual cash flow through three quarters.

So we told you that fourth quarter is always a homerun, great quarter in terms of cash flow. But it needs to be to get to those numbers, and these are very uncertain times. And Nolan was very clear to me, after their third-quarter earnings call, there were some onetime favorable things that had a very positive impact on cash flow that probably aren't repeatable. Steve can provide some more light on it, but we're in a good shape to get to $650 million, and we think $700 million-plus is achievable.

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Final Transcript
Nov. 03. 2009 / 5:00PM, SWK - The Stanley Works and Black & Decker Joint Investor Luncheon

Stephen Reeves - Black & Decker - SVP and CFO

Sure. We had obviously a reasonably significant working capital tickup this year, but more on top of that [as there's the fall of] Black & Decker. We have some favorability from a hedging portfolio that we have that provided positive cash for this year that is not likely repeatable.

Kate White - The Stanley Works - Director of IR

Thank you all very much for attending today. If you have any follow-up questions, please don't hesitate to contact Mark or myself.

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CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.